SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            GP Strategies Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    36225V104
                                 (CUSIP Number)

                                Jerome I. Feldman
                          c/o GP Strategies Corporation
                         9 West 57th Street, Suite 4170
                            New York, New York 10019
                                 (212) 230-9508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                    Copy to:

                             Robert J. Hasday, Esq.
                          Duane, Morris & Heckscher LLP
                              380 Lexington Avenue
                            New York, New York 10168
                                 (212) 692-1010

                                 August 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 36225V104



1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    Jerome I. Feldman
   ----------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ]
                                                                        (b) [X]

3)  SEC Use Only

4)  Source of Funds (See Instructions)
    SC, PF, OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)    [  ]

6)  Citizenship or Place of Organization

                               United States
                         7)  Sole Voting Power

       Number of             855,605 (But see Item 5)
        Shares           8)  Shared Voting Power
     Beneficially
     Owned by Each           0
 Reporting Person With   9)  Sole Dispositive Power

                             855,605 (But see Item 5)
                         10) Shared Dispositive Power

                             0
                         11) Aggregate Amount Beneficially Owned By Each
                             Reporting Person
    855,605

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See instructions)                   [X]

13) Percent of Class Represented by Amount in Row (11)

     7.0%

14) Type of Reporting Person (See Instructions)

    IN

CUSIP NO. 36225V104

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Scott N. Greenberg
2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                       (a) [ ]
                                                                       (b) [X]

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         SC, PF, OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)      [  ]

6)       Citizenship or Place of Organization

                                  United States

         Number of            7)  Sole Voting Power
          Shares
       Beneficially               194,593 (But see Item 5)
       Owned by Each          8)  Shared Voting Power
  Reporting Person With
                                  0
                              9)  Sole Dispositive Power

                                  194,593 (But see Item 5)
                             10)  Shared Dispositive Power

                                  0

                             11) Aggregate Amount Beneficially Owned By Each Reporting Person

         194,593

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                  [  ]

13)      Percent of Class Represented by Amount in Row (11)

          1.7%

14)      Type of Reporting Person (See Instructions)

         IN

CUSIP NO. 36225V104

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         John C. McAuliffe

2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                   (a) [ ]
                                                                   (b) [X]
3)       SEC Use Only

4)       Source of Funds (See Instructions)
         OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                   [  ]

6)       Citizenship or Place of Organization

                               United States
       Number of          7)   Sole Voting Power
        Shares
     Beneficially              77,201 (But see Item 5)
     Owned by Each
 Reporting Person With    8)   Shared Voting Power
                                0

                          9)   Sole Dispositive Power

                               77,201 (But see Item 5)
                          10)  Shared Dispositive Power

                                 0

                          11) Aggregate Amount Beneficially Owned By Each Reporting Person

         77,201

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                  [  ]

13)      Percent of Class Represented by Amount in Row (11)

          0.7%

14)      Type of Reporting Person (See Instructions)

         IN

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         John Moran

2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                   [  ]

6)       Citizenship or Place of Organization

                               United States
      Number of          7)    Sole Voting Power
       Shares
    Beneficially               46,880 (But see Item 5)
    Owned by Each        8)    Shared Voting Power
Reporting Person With

                               0
                         9)    Sole Dispositive Power

                               46,880 (But see Item 5)
                         10)   Shared Dispositive Power

                               0

                         11) Aggregate Amount Beneficially Owned By Each Reporting Person

         46,880

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                  [  ]

13)      Percent of Class Represented by Amount in Row (11)

         0.4%
14)      Type of Reporting Person (See Instructions)

         IN

CUSIP NO. 36225V104

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Douglas Sharp
2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                      (a) [ ]
                                                                      (b) [X]

3)       SEC Use Only

4)       Source of Funds (See Instructions)
         OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                   [  ]

6)       Citizenship or Place of Organization

                              United States
       Number of         7)   Sole Voting Power
        Shares
     Beneficially             48,238 (But see Item 5)
     Owned by Each       8)   Shared Voting Power
 Reporting Person With

                              0
                         9)   Sole Dispositive Power

                              48,238 (But see Item 5)
                         10)  Shared Dispositive Power

                              0
                         11) Aggregate Amount Beneficially Owned By Each Reporting Person

         48,238

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                  [  ]


13)      Percent of Class Represented by Amount in Row (11)

         0.4%
14)      Type of Reporting Person (See Instructions)

         IN

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9 West 57th Street, Suite 4170, New York, New York 10019.

Item 2.  Identity and Background

         This statement is filed by Jerome I. Feldman, Scott N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp (the "Filing Persons").

         The business address of Messrs. Feldman and Greenberg is GP Strategies Corporation, 9 West 57th Street, Suite 4170, New York, New York 10019. The business address of Messrs. McAuliffe, Moran, and Sharp is General Physics Corporation, 6700 Alexander Bell Drive, Columbia, Maryland 21046. The principal occupation of Mr. Feldman is Chairman, President, and Chief Executive Officer of the Company. The principal occupation of Mr. Greenberg is Executive Vice President and Chief Financial Officer of the Company. The principal occupation of Mr. McAuliffe is Senior Vice President of the Company and President of General Physics Corporation ("General Physics"), a wholly-owned subsidiary of the Company. The principal occupation of Mr. Moran is Executive Vice President of Business Development of General Physics. The principal occupation of Mr. Sharp is Executive Vice President and Chief Operations Officer of General Physics. The principal business of the Company and General Physics is performance improvement and training.

         During the last five years, none of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Filing Persons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Feldman owns 3,360 shares of Common Stock, which were acquired in exchange for certain options that he owned to purchase General Physics common stock. He also owns 418,750 shares of Class B Capital Stock, par value $.01 per share (the "Class B Stock"), of the Company. The Class B Stock is convertible at any time into shares of Common Stock on a share for share basis at the option of the holders thereof. Mr. Feldman acquired 31,250 shares of Class B Stock prior to 1970. He acquired his remaining 387,500 shares of Class B Stock upon exercise of options with an exercise price of $9 per share. The sources of funds for the $3,487,500 aggregate purchase price for such option shares were loans from the Company ($3,483,625), and personal funds ($3,875). Such loans bear interest at the prime rate of Fleet Bank and are secured by the purchased Class B Stock. As of August 31, 1999, the aggregate amount of indebtedness outstanding was approximately $2,802,463 (including accrued interest).

         Mr. Greenberg owns 13,718 shares of Common Stock, of which 1,650 were acquired for $38,725 using personal funds, 2,500 were received as a bonus from the Company, 5,000 were acquired upon exercise of options with an exercise price of $9 per share, and 4,568 were acquired in exchange for certain options he owned to purchase General Physics common stock. The sources of funds for the $45,000 aggregate purchase price for such option shares was a loan from the
Company ($44,950) and personal funds ($50). Such loan bears interest at the prime rate of Fleet Bank and is secured by the purchased Common Stock. As of August 31, 1999, the aggregate amount of indebtedness outstanding was approximately $49,793 (including accrued interest).

         Mr. McAuliffe owns 10,570 shares of Common Stock, of which 900 were acquired in exchange for General Physics common stock, 6,256 were in exchange for certain options he owned to purchase General Physics common stock, and 3,759 were allocated to his account pursuant to the provisions of the General Physics Corporation Profit Investment Plan (the "PIP").

         Mr. Moran owns 2,451 shares of Common Stock, of which 2,159 were acquired in exchange for certain options he owned to purchase General Physics common stock and 292 were allocated to his account pursuant to the provisions of the PIP.

         Mr. Sharp owns 4,009 shares of Common Stock, of which 1,420 were acquired in exchange for certain options he owned to purchase General Physics common stock and 2,589 were allocated to his account pursuant to the provisions of the PIP.

Item 4.  Purpose of Transaction

         Each of the Filing Persons acquired the securities of the Company he owns for investment.

         On August 31, 1999, VS&A Communications Partners III, L.P. ("VS&A"), an equity investment fund that is affiliated with Veronis Suhler & Associates Inc., and each of the Filing Persons made an offer (the "Offer") to the Company to acquire by merger (the "Merger") all of the outstanding Common Stock and Class B Stock for minimum prices of $13.00 per share for the Common Stock and $14.625 per share for the Class B Stock, payable in cash upon consummation of the Merger. The Offer is not conditioned upon financing.

         Neither the Company nor VS&A will have any binding obligation with respect to the proposed Merger until the execution of a definitive merger agreement (the "Merger Agreement"), and the Offer is subject to the satisfactory completion of due diligence. The Offer provides that it will be considered withdrawn without further action if a definitive Merger Agreement has not been executed and delivered prior to 5:00 p.m. Eastern Daylight Savings Time on September 21, 1999.

         VS&A and each of the Filing Persons have entered into a Stockholders Agreement, dated August 31, 1999 (the "Stockholders Agreement"), pursuant to which each of the Filing Persons has agreed, among other things and subject to certain exceptions, (i) solely in his capacity as a stockholder of the Company, not to encourage, solicit, engage in, or initiate discussions or negotiations with any third party concerning any merger, reorganization, share exchange, tender offer, consolidation, or similar transaction involving, or any purchase of 10% or more of the assets or any equity securities of, the Company or any of its subsidiaries (an "Acquisition Proposal"), (ii) not to engage in any discussion or negotiation with any third party with respect to any employment arrangement related to an Acquisition Proposal by a third party, (iii) solely in his capacity as a stockholder of the Company, to use his best efforts to cause the consummation of the Merger, (iv) to exercise, prior to the record date to vote on the Merger (and in the case of Messrs. McAuliffe, Moran, and Sharp, only if the Company has received an Acquisition Proposal from a third party or a third party has expressed its intention to make an Acquisition Proposal), all of the then exercisable options he holds for the purchase of any shares of Common Stock or Class B Stock, provided that he has received a loan from VS&A in an amount equal the aggregate exercise price and any related tax liability, (v) to vote all of his shares of Common Stock or Class B Stock in favor of the Merger and against any Acquisition Proposal from a third party and any other action or agreement that would impede, frustrate, prevent or nullify the Stockholders Agreement or the transactions contemplated by the Stockholders Agreement or the Merger Agreement, (vi) not to transfer, grant any proxy, power-of-attorney or other authorization in or with respect to, deposit into a voting trust, or enter into a voting agreement with respect to, any of his shares of Common Stock or Class B Stock, and (vii) not to take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholders Agreement or with the transactions contemplated by Stockholders Agreement or the Merger Agreement. Each of the Filing Persons will also be a member of the limited liability company being formed to effectuate the Merger and will enter into an employment agreement with the Company effective upon consummation of the Merger.

         As a result of the Stockholders Agreement, each of the Filing Persons may be deemed a member of a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Act"), with VS&A and the other Filing Persons. The filing of this Schedule 13D shall not be deemed an admission by any of the Filing Persons that he is a member of such a group, and the Filing Persons do not admit that they should be deemed to be such a group.

         Other than as described above, none of the Filing Persons has any present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

Item 5.  Interest in Securities of the Issuer

         Mr. Feldman beneficially owns 855,605 shares of Common Stock, representing 7.0% of the outstanding shares of Common Stock, consisting of (i) 3,360 shares of Common Stock held directly, (ii) 220,995 shares of Common Stock issuable upon exercise of currently exercisable stock options, (iii) 418,750 shares of Common Stock issuable upon conversion of Class B Stock held directly, and (iv) 212,500 shares of Common Stock issuable upon conversion of Class B Stock issuable upon exercise of currently exercisable stock options. Mr. Feldman's total does not include 1,173 shares of Common Stock held by members of his family, of which he disclaims beneficial ownership.

         Mr. Greenberg beneficially owns 194,593 shares of Common Stock, representing 1.7% of the outstanding shares of Common Stock, consisting of (i) 13,718 shares of Common Stock held directly, (ii) 105,875 shares of Common Stock issuable upon exercise of currently exercisable stock options, and (iii) 75,000 shares of Common Stock issuable upon conversion of Class B Stock issuable upon exercise of currently exercisable stock options.

         Mr. McAuliffe beneficially owns 77,201 shares of Common Stock, representing 0.7% of the outstanding shares of Common Stock, consisting of (i) 7,156 shares of Common Stock held directly, (ii) 3,759 shares of Common Stock allocated to his account pursuant to the provisions of the PIP, and (iii) 66,286 shares of Common Stock issuable upon exercise of currently exercisable stock options.

         Mr. Moran beneficially owns 46,880 shares of Common Stock, representing 0.4% of the outstanding shares of Common Stock, consisting of (i) 2,159 shares of Common Stock held directly, (ii) 292 shares of Common Stock allocated to his account pursuant to the provisions of the PIP, and (iii) 44,429 shares of Common Stock issuable upon exercise of currently exercisable stock options.

         Mr. Sharp beneficially owns 48,238 shares of Common Stock, representing 0.4% of the outstanding shares of Common Stock, consisting of (i) 1,420 shares of Common Stock held directly, (ii) 2,589 shares of Common Stock allocated to his account pursuant to the provisions of the PIP, and (iii) 44,229 shares of Common Stock issuable upon exercise of currently exercisable stock options.

         The Filing Persons collectively beneficially own 1,222,517 shares of Common Stock, representing 9.7% of the outstanding shares of Common Stock.

         Information with respect to the beneficial ownership of shares of Common Stock by VS&A is contained in a Schedule 13D (the "VS&A Schedule 13D") being filed by VS&A on or about the date hereof, which information is hereby incorporated by reference herein.

         As a result of the Stockholders Agreement, VS&A may be deemed to have shared power with each of the Filing Persons to vote and dispose of the shares of Common Stock beneficially owned by each of the Filing Persons. The applicable information required by Item 2 with respect to VS&A is contained in the VS&A
Schedule 13D, which information is hereby incorporated by reference herein. None of the Filing Persons has purchased or sold any shares of Common Stock or securities exercisable for or convertible into Common Stock during the past 60 days. No person other than the Filing Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by such Filing Person.

         Information with respect to each Filing Person is given solely by such Filing Person, and no Filing Person is responsible for the accuracy or completeness of information supplied by another Filing Person or in the VS&A
Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Stockholders Agreement is described in Items 4 and 5 above.

         On December 29, 1998, the Company, Mr. Feldman, and Martin M. Pollak entered into an agreement (the "Exchange Agreement") pursuant to which Mr. Pollak granted certain rights of first refusal with respect to his Class B Stock and options to purchase Class B Stock to Mr. Feldman and his family, and Mr. Feldman granted certain tag-along rights with respect to his Class B Stock and options to purchase Class B Stock to Mr. Pollak and his family. In addition, Mr. Pollak agreed that, until May 31, 2004, during any period commencing on the date any person or group commences or enters into, or publicly announces an intention to commence or enter into, and ending on the date such person abandons, a tender offer, proxy fight, or other transaction that may result in a change in control of the Company, he will vote his shares of Common Stock and Class B Stock on any matter in accordance with the recommendation of the Company's Board of Directors.

         Except for the above, none of the Filing Persons is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any agreements concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1.        Joint Filing Agreement.

Exhibit 2. Form of note of Jerome I. Feldman and Scott N. Greenberg to GP Strategies Corporation.

Exhibit 3.        Form of pledge agreement of Jerome I. Feldman and Scott N.
                  Greenberg to GP Strategies Corporation.

Exhibit 4.        Offer  letter,  dated  August  31,  1999,  to the Board of
                  Directors   of   GP   Strategies    Corporation    from   VS&A
                  Communications Partners III, L.P.

Exhibit 5. Stockholders Agreement, dated August 31, 1999, among VS&A Communications Partners III, L.P., Jerome I. Feldman, Scott N.Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp.

Exhibit 6. Agreement, dated December 29, 1998, among GP Strategies Corporation, Jerome I. Feldman, and Martin M. Pollak. Incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998 of GP Strategies Corporation.

Exhibit 7. Amendment, dated March 22, 1999, to the Agreement, dated December 29, 1998, among GP Strategies Corporation, Jerome I. Feldman, and Martin M. Pollak. Incorporated by reference to
                  Exhibit 10.12 of the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998 of GP Strategies Corporation.

                        SIGNATURES AND POWER OF ATTORNEY


         Each of the undersigned constitutes and appoints Jerome I. Feldman and Scott N. Greenberg, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith (including, without limitation, any joint filing agreements), with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         After reasonable inquiry and to the best of the knowledge and belief of each person set forth below, each such person certifies that the information set forth in this statement is true, complete and correct.

                  Signature                              Date


_____________________________________              September 10, 1999
                  Jerome I. Feldman


_____________________________________              September 10, 1999
                  Scott N. Greenberg


____________________________________               September 10, 1999
                  John McAuliffe


_____________________________________              September 10, 1999
                  John Moran


____________________________________               September 10, 1999
                  Douglas Sharp

                                                                  Exhibit 1

                             Joint Filing Agreement



         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of GP Strategies Corporation, and further agrees that this Joint Filing Agreement be included as an Exhibit to such joint filing.



                  Signature                                 Date


_____________________________________              September 10, 1999
                  Jerome I. Feldman


_____________________________________              September 10, 1999
                  Scott N. Greenberg


____________________________________               September 10, 1999
                  John McAuliffe


_____________________________________              September 10, 1999
                  John Moran


____________________________________               September 10, 1999
                  Douglas Sharp

                                                                   Exhibit 2

            Form of note of Jerome I. Feldman and Scott N. Greenberg
                          to GP Strategies Corporation


                                                   Promissory Note

$_____________                                     Original Issue Date:  ______
                                                             New York, New York

         _______________, with an address at c/o GP Strategies Corporation, 9 West 57th Street, Suite 4170, New York NY 10019 (the "Maker"), for value received, hereby promises to pay to GP Strategies Corporation, with an address at 9 West 57th Street, Suite 4170, New York NY 10019, or registered assigns (the "Holder"), the principal amount of ______________ ($__________), together with interest on the unpaid principal balance hereof at the Prime Rate (as hereinafter defined), all as hereafter further provided.

1.       Payments.

         (a) All amounts of principal and interest on this Note shall be due and payable on the earlier of (i) three months after the date on which the Maker ceases to be an employee of GP Strategies Corporation ("GP") for any reason and
(ii) the first anniversary of the Original Issue Date.

         (b) Interest on this Note shall accrue daily on the unpaid principal balance from the most recent date to which interest has been paid or, if no interest has been paid on this Note, from the Original Issue Date, to but excluding the next date of payment. Interest shall accrue at the prime lending rate announced by Fleet Bank, N.A. (or its successor) from time to time (the "Prime Rate"). Notwithstanding the foregoing, in no event shall any interest to be paid hereunder exceed the maximum rate permitted by law and, in any such event, this Note shall automatically be deemed amended to permit interest charges at an amount equal to, but no greater than, the maximum rate permitted by law.

         (c) The Maker may, at his option, prepay all or any part of the principal of this Note, without payment of any premium or penalty. All payments on this Note shall be applied first to accrued interest hereon and the balance to the payment of principal hereof.

         (d) Payments of principal and interest on this Note shall be made by check sent to the Holder's address set forth above or to such other address as the Holder may designate for such purpose from time to time by written notice to the Maker, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

         (e) The obligations to make the payments provided for in this Note are absolute and unconditional and not subject to any defense, set-off, counterclaim, rescission, recoupment or adjustment whatsoever. The Maker hereby expressly waives demand and presentment for payment, notice of nonpayment, notice of dishonor, protest, notice of protest, bringing of suit and diligence in taking any action to collect any amount called for hereunder, and shall be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission with respect to the collection of any amount called for hereunder.

2.       Security

         This Note is secured by a pledge by the Maker of certain shares of common stock of GP pursuant to a Pledge Agreement, dated the Original Issue Date, between the Maker and GP, and is entitled to the benefits thereof.

3.       Events of Default.

         The occurrence of any of the following events shall constitute an event of default (an "Event of Default"):

                  (a) A default in the payment of any installment of principal or interest on this Note, when and as the same shall become due and payable.

                  (b) The entry of a decree or order by a court having jurisdiction adjudging the Maker a bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Maker, under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, and the continuance of any such decree or order unstayed and in effect for a period of 60 days; or the commencement by the Maker of a voluntary case under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, or other similar law, or the consent by him to the institution of bankruptcy or insolvency proceedings against him, or the filing by him of a petition or answer or consent seeking reorganization or relief under federal bankruptcy law or any other applicable federal or state law, or the consent by him to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or similar official of the Maker or of any substantial part of his property, or the making by him of an assignment for the benefit of creditors, or the admission by him in writing of his inability to pay its debts generally as they become due, or the taking of action by the Maker in furtherance of any such action.

4.       Remedies Upon Default.

         (a) Upon the occurrence of an Event of Default, the principal amount then outstanding of, and the accrued interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Maker.

         (b) The Holder may institute such actions or proceedings in law or equity as it shall deem expedient for the protection of its rights and may prosecute and enforce its claims against all assets of the Maker, and in connection with any such action or proceeding shall be entitled to receive from the Maker payment of the principal amount of this Note plus accrued interest to the date of payment plus reasonable expenses of collection including, without limitation, attorney's fees and expenses.

5.       Miscellaneous.

         (a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or by Federal Express, Express Mail or similar overnight delivery or courier service or delivered (in person or by telecopy, telex or similar telecommunications equipment) against receipt to the party to whom it is to be given, at the address set forth in the first paragraph hereof, or to such other address as the party shall have furnished in writing in accordance with the provisions of this Section 5(a). Notice to the estate of any party shall be sufficient if addressed to the party as provided in this Section 5(a). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 5(a) shall be deemed given at the time of receipt thereof.

         (b) Upon receipt of evidence reasonably satisfactory to the Maker of the loss, theft, destruction or mutilation of this Note (and upon surrender of this Note if mutilated), the Maker shall execute and deliver to the Holder a new Note of like date, tenor and denomination.

         (c) No course of dealing and no delay or omission on the part of the Holder in exercising any right or remedy shall operate as a waiver thereof or otherwise prejudice the Holder's rights, powers or remedies. No right, power or remedy conferred by this Note upon the Holder shall be exclusive of any other right, power or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise, and all such remedies may be exercised singly or concurrently.

         (d) This Note may be amended only by a written instrument executed by the Maker and the Holder. Any amendment shall be endorsed upon this Note, and all future Holders shall be bound thereby.

         (e) This Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflict of laws.

         IN WITNESS WHEREOF, the Maker has caused this Note to be executed and dated the day and year first above written.


                                               By:

                                                                 Exhibit 3

      Form of pledge agreement of Jerome I. Feldman and Scott N. Greenberg to GP Strategies Corporation



                                PLEDGE AGREEMENT


         This PLEDGE AGREEMENT is made and entered into as of ________ by __________ (the "Pledgor") in favor of GP STRATEGIES CORPORATION ("GP" and, together with any assignee of the Note hereafter referred to, the "Secured Party").

         WHEREAS, on the date hereof, GP is lending the Pledgor the amount of $________, evidenced by a promissory note, dated the date hereof (the "Note");

         WHEREAS, the Pledgor will use such funds to pay a portion of the purchase price for _________ shares (the "Pledged Shares") of the _________
Stock of GP; and

         WHEREAS, as a condition to the making of such loan, GP has required the
Pledgor  to  pledge  the  Pledged  Shares  as  security  for  the   indebtedness
represented by the Note;

         NOW, THEREFORE, in consideration of the foregoing premises and to induce the Lender to loan the amount referred to above, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees with the Secured Party as follows:

         Section 1. Pledge. As security for the payment and performance when due (whether upon demand or otherwise) of the indebtedness represented by, and any other amounts payable by Pledgor under or in connection with, the Note, the Pledgor hereby pledges, assigns, transfers and grants to the Secured Party a lien on and security lien in and to all of the right, title and interest of the Pledgor in and to the following property, in each case whether now existing or hereafter acquired (collectively, the "Pledged Collateral"):

                  (a) the Pledged Shares, including the certificates representing the Pledged Shares and any interest of the Pledgor in the entries on the books of any financial intermediary pertaining to the Pledged Shares;

                  (b) all dividends, cash, options, warrants, rights, instruments, distributions, returns of capital, income, profits and other property, interests or proceeds from time to time received, receivable or otherwise distributed to the Pledgor in respect of or in exchange for any or all of the Pledged Shares (collectively, "Distributions"); and

                  (c) all proceeds (as defined under the Uniform Commercial Code as in effect in any relevant jurisdiction (the "UCC") or under other relevant law) of any and all of the foregoing.

         Section 2. No Release. Nothing set forth in this Agreement shall relieve the Pledgor from the performance of any term, covenant, condition or agreement on the Pledgor's part to be performed or observed under or in respect of any of the Pledged Collateral or from any liability to any individual, corporation, partnership or other legal entity ("Persons") under or in respect of any of the Pledged Collateral or shall impose any obligation on the Secured Party to perform or observe any such term, covenant, condition or agreement on the Pledgor's part to be so performed or observed or shall impose any liability on the Secured Party for any act or omission on the part of the Pledgor relating thereto or for any breach of any representation or warranty on the part of the Pledgor contained in this Agreement or the Note or under or in respect of the Pledged Collateral or made in connection herewith or therewith.

         Section 3. Delivery of Pledged Collateral. All certificates, agreements or instruments representing or evidencing the Pledged Collateral, to the extent not previously delivered to the Secured Party, shall immediately upon receipt thereof by the Pledgor be delivered to and held by or on behalf of the Secured Party pursuant hereto. All Pledged Collateral shall be in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment in blank (with signatures appropriately guaranteed), all in form and substance satisfactory to the Secured Party. The Secured Party shall have the right, at any time upon the occurrence and during the continuance of an Event of Default (as defined in the Note) and without notice to the Pledgor, to endorse, assign or otherwise transfer to or to register in the name of the Secured Party or any of its nominees any or all of the Pledged Collateral. In addition, upon the occurrence and during the continuance of an Event of Default, the Secured Party shall have the right at any time to exchange certificates representing or evidencing Pledged Collateral for certificates of smaller or larger denominations.

         Section 4. Supplements, Further Assurances. The Pledgor agrees that at any time and from time to time, at the sole cost and expense of the Pledgor, the Pledgor shall promptly execute and deliver all further instruments and documents, including, without limitation, supplemental or additional UCC-1 financing statements, and take all further action that may be necessary or that the Secured Party may reasonably request, in order to perfect and protect the pledge, security interest and lien granted or purported to be granted hereby or to enable the Secured Party to exercise and enforce its rights and remedies hereunder with respect to any Pledged Collateral.

         Section 5. Representations and Warranties. The Pledgor represents and warrants as follows:

                  (a) No Liens. The Pledgor is, and at the time of any delivery of any Pledged Collateral to the Secured Party pursuant to Section 3 will be, the sole legal and beneficial owner of the Pledged Collateral, and all such Pledged Collateral is on the date hereof, and will be, so owned by the Pledgor free and clear of any lien except for the lien created by this Agreement.

                  (b) Authorization, Enforceability. The Pledgor has full authority and legal right to pledge and grant a security interest pursuant to this Agreement in all the Pledged Collateral, and this Agreement constitutes the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms.

                  (c) No Consents, etc. No consent of any party and no consent, authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for (i) the pledge by the Pledgor of the Pledged Collateral pursuant to this Agreement or the execution, delivery or performance of this Agreement by the Pledgor, (ii) the exercise by the Secured Party of the voting or other rights provided for in this Agreement, or (iii) the exercise by the Secured Party of the remedies in respect of the Pledged Collateral pursuant to this Agreement.

                  (d) Delivery of Pledged Collateral;  Filings.  The delivery to the Secured Party of all certificates representing the Pledged Shares creates a valid and perfected first priority security interest in all of the Pledged Collateral securing the payment of the Secured Obligations pursuant to the UCC in effect in each applicable jurisdiction.

         Section 6. Voting Rights; Distributions; etc. (a) So long as no Event of Default shall have occurred and be continuing:

                  (i) The Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Pledged Shares or any part thereof for any purpose not inconsistent with the terms or purpose of this Agreement or the Note; provided, that the Pledgor shall not exercise such rights in any manner which may have an adverse effect on the value of the Pledged Collateral or the security intended to be provided by this Agreement.

                  (ii) The Pledgor shall be entitled to receive and retain, and to utilize free and clear of the lien of this Agreement, any and all cash Distributions, provided, that any and all such Distributions other than cash shall be, and shall be forthwith delivered to the Secured Party to hold as, Pledged Collateral and shall, if received by the Pledgor, be received in trust for the benefit of the Secured Party, be segregated from the other property or funds of the Pledgor, and be forthwith delivered to the Secured Party as Pledged Collateral in the same form as so received (with any necessary endorsement).

                  (iii) The Secured Party shall be deemed without further action or formality to have granted to the Pledgor all necessary consents relating to voting rights and shall, if necessary, upon written request of the Pledgor and at the Pledgor's sole cost and expense, from time to time execute and deliver (or cause to be executed and delivered) to the Pledgor all such instruments as the Pledgor may reasonably request in order to permit the Pledgor to exercise the voting and other rights which it is entitled to exercise pursuant to Section 6(a)(i) hereof and to receive the Distributions which it is authorized to receive and retain pursuant to Section 6(a)(ii) hereof.

         (b)      Upon the occurrence and during the continuance of an Event of
                  Default:

                  (i) All rights of the Pledgor to exercise the voting and other consensual rights it would otherwise be entitled to exercise pursuant to Section 6(a)(i) hereof without any action or the giving of any notice shall cease, and all such rights shall thereupon become vested in the Secured Party, which shall thereupon have the sole right to exercise such voting and other consensual rights.

                  (ii) Subject to Section 9(a) hereof, all rights of the Pledgor to receive Distributions which it would otherwise be authorized to receive and retain pursuant to Section 6(a)(ii) hereof shall cease and all such rights shall thereupon become vested in the Secured Party, which shall thereupon have the sole right to receive and hold as Pledged Collateral such Distributions.

         (c) The Pledgor shall, at the Pledgor's sole cost and expense, from time to time execute and deliver to the Secured Party appropriate instruments as the Secured Party may request in order to permit the Secured Party to exercise the voting and other rights which it may be entitled to exercise pursuant to
Section 6(b)(i) hereof and to receive all Distributions which it may be entitled to receive under Section 6(b)(ii) hereof.

         (d) All Distributions which are received by the Pledgor contrary to the provisions of Section 6(b)(ii) hereof shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of the Pledgor and shall immediately be paid over to the Secured Party as Pledged Collateral in the same form as so received (with any necessary endorsement).

         Section 7. Transfers and Other liens; Principal Office. The Pledgor agrees that it shall not (a) sell, convey, assign or otherwise dispose of, or grant any option, right or warrant with respect to, any of the Pledged Collateral or (b) create or permit to exist any lien upon or with respect to any Pledged Collateral other than the lien and security interest granted to the Secured Party under this Agreement.

         Section 8. Reasonable Care. The Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if such Pledged Collateral is accorded treatment substantially equivalent to that which the Secured Party, in its individual capacity, accords its own property consisting of similar instruments or interests, it being understood that the Secured Party shall not have responsibility for (a) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Pledged Collateral, whether or not the Secured Party has or is deemed to have knowledge of such matters, or (b) taking any necessary steps to preserve rights against any Person with respect to any Pledged Collateral.

         Section 9. Remedies Upon Event of Default; Decisions Relating to Exercise of Remedies. (a) If an Event of Default shall occur and be continuing, the Secured Party shall have the right, in addition to other rights and remedies provided for herein or otherwise available to it to be exercised from time to time, (i) to retain and apply the Distributions to the Secured Obligations as provided in Section 10 hereof, and (ii) to exercise all the rights and remedies of a secured party on default under the Uniform Commercial Code in effect in the State of New York at that time, and the Secured Party may also in its sole discretion, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Secured Party's offices or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as the Secured Party may deem commercially reasonable. The Secured Party or any of its affiliates may be the purchaser of any or all of the Pledged Collateral at any such sale and shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Pledged Collateral sold at such sale, to use and apply any of the Secured Obligations owed to such Person as a credit on account of the purchase price of any Pledged Collateral payable by such Person at such sale. Each purchaser at any such sale shall acquire the property sold absolutely free from any claim or right on the part of the Pledgor, and the Pledgor hereby waives (to the fullest extent permitted by law) all rights of redemption, stay and/or appraisal which it now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted. The Pledgor acknowledges and agrees that, to the extent notice of sale shall be required by law, five days notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. The Pledgor hereby waives any claims against the Secured Party arising by reason of the fact that the price at which any Pledged Collateral may have been sold at such a private sale was less than the price which might have been obtained at a public sale, even if the Secured Party accepts the first offer received and does not offer such Pledged Collateral to more than one offeree.

         (b) The Pledgor acknowledges that, by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws, the Secured Party may be compelled, with respect to any sale of all or any part of the Pledged Collateral, to limit purchasers to Persons who will agree, among other things, to acquire the Pledged Collateral for their own account, for investment and not with a view to the distribution or resale thereof. The Pledgor further acknowledges that any such private sales may be at prices and on terms less favorable to the Secured Party than those obtainable through a public sale without such restrictions (including, without limitation, a public offering made pursuant to a registration statement under the Securities Act), and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner and that the Secured Party shall have no obligation to engage in public sales and no obligation to delay the sale of any Pledged Collateral for the period of time necessary to permit the issuer thereof to register it for a form of public sale requiring registration under the Securities Act or under applicable state securities laws, even if such issuer would agree to do so.

         (c) If the Secured Party determines to exercise its right to sell any or all of the Pledged Collateral, upon written request, the Pledgor shall from time to time furnish to the Secured Party all such information as the Secured Party may request in order to determine the number of securities included in the Pledged Collateral which may be sold by the Secured Party as exempt transactions under the Securities Act and the rules of the Securities and Exchange Commission thereunder, as the same are from time to time in effect.

         (d) In addition to any of the other rights and remedies hereunder, the Secured Party shall have the right to institute a proceeding seeking specific performance in connection with any of the agreements or obligations hereunder.

         Section 10. Application of Proceeds. All Distributions held from time to time by the Secured Party and all cash proceeds received by the Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral pursuant to the exercise by the Secured Party of its remedies as a secured creditor as provided in Section 9 hereof shall be applied, together with any other sums then held by the Secured Party pursuant to this Agreement, promptly by the Secured Party as follows:

                  First, to the payment of all reasonable costs and expenses, fees, commissions and taxes of such sale, collection or other realization, including, without limitation, compensation to the Secured Party and its agents and counsel, and all expenses, liabilities and advances made or incurred by the Secured Party in connection therewith, together with interest on each such amount at the Prime Rate (as defined in the Note) from and after the date such amount is due, owing or unpaid until paid in full; and

                  Second, to the payment of all other fees, expenses, principal of and interest on the Note, other amounts owing to the Secured Party under the Note, together with interest on each such amount at the Prime Rate from and after the date such amount is due, owing or unpaid until paid in full.

         Section 11. Expenses. The Pledgor will upon demand pay to the Secured Party the amount of any and all expenses, including the reasonable fees and expenses of its counsel and, after the occurrence of an Event of Default, the allocated costs of the Secured Party's internal counsel and the reasonable fees and expenses of any experts and agents which the Secured Party may incur in connection with (a) the collection of the Secured Obligations, (b) the enforcement and administration of this Agreement, (c) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Pledged Collateral, (d) the exercise or enforcement of any of the rights of the Secured Party hereunder or (e) the failure by the Pledgor to perform or observe any of the provisions hereof. All amounts payable by the Pledgor under this Section 11 shall be due upon demand and shall be part of the Secured Obligations.

         Section 12. No Waiver; Cumulative Remedies. (a) No failure on the part of the Secured Party to exercise, no course of dealing with respect to, and no delay on the part of the Secured Party in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies herein provided are cumulative and are not exclusive of any remedies provided by law.

         (b) In the event the Secured Party shall have instituted any proceeding to enforce any right, power or remedy under this instrument by foreclosure, sale, entry or otherwise, and such proceeding shall have been discontinued or abandoned for any reason or shall have been determined adversely to the Secured Party, then and in every such case, the Pledgor, the Secured Party and each holder of any of the Secured Obligations shall be restored to their respective former positions and rights hereunder with respect to the Pledged Collateral, and all rights, remedies and powers of the Secured Party shall continue as if no such proceeding had been instituted.

         Section 13. Secured Party May Perform; Secured Party Appointed Attorney-in-Fact. If the Pledgor shall fail to do any act or thing that it has covenanted to do hereunder or any warranty on the part of the Pledgor contained herein shall be breached, the Secured Party may (but shall not be obligated to) upon three business days notice to the Pledgor specifying the action to be taken, do the same or cause it to be done or remedy any such breach, and may expend funds for such purpose. Any and all amounts so expended by the Secured Party shall be paid by the Pledgor promptly upon demand therefor, with interest at the Prime Rate during the period from and including the date on which such funds were so expended to the date of repayment. The Pledgor hereby appoints the Secured Party its attorney-in-fact with an interest, with full authority in the place and stead of the Pledgor and in the name of the Pledgor, or otherwise, from time to time in the Secured Party's discretion to take any action and to execute any instrument consistent with the terms of this Agreement and the Note which the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement. The foregoing grant of authority is a power of attorney coupled with an interest and such appointment shall be irrevocable for the term of this Agreement. The Pledgor hereby ratifies all that such attorney shall lawfully do or cause to be done by virtue hereof.

         Section 14. Indemnity. (a) Indemnity. The Pledgor agrees to indemnify, pay and hold harmless the Secured Party and the officers, directors, employees, agents, and affiliates of the Secured Party (collectively, the "Indemnitees") from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, and reasonable costs (including, without limitation, settlement costs), expenses or disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel for such Indemnities in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto), which may be imposed on, incurred by, or asserted against that Indemnitee, in any manner
(i) relating to or arising out of this Agreement or the Note (including, without limitation, any misrepresentation by the Pledgor in this Agreement or the Note) or (ii) arising out of a subpoena or document production request against an Indemnified Party from a legal proceeding relating to the Pledgor or affiliate thereof whether or not the Indemnified Party is a party thereto or target thereof (collectively, the "indemnified liabilities"); provided, that the Pledgor shall have no obligation to an Indemnitee hereunder with respect to indemnified liabilities if it has been determined by a final decision (after all appeals and the expiration of time to appeal) by a court of competent jurisdiction that such indemnified liability arose from the gross negligence or willful misconduct of that Indemnitee. To the extent that the undertaking to indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Pledgor shall contribute the maximum portion which it is permitted to pay and satisfy under applicable law, to the payment and satisfaction of all indemnified liabilities incurred by the Indemnities or any of them.

         (b) Reimbursement. Any amounts paid by any Indemnitee as to which such Indemnitee has the right to reimbursement shall constitute Secured Obligations secured by the Pledged Collateral.

         Section 15. Modification in Writing. No amendment, modification, supplement, termination or waiver of or to any provision of this Agreement, nor consent to any departure by the Pledgor therefrom, shall be effective unless in writing and signed by the Secured Party. Any amendment, modification or supplement of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Pledgor from the terms of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement or the Note, no notice to or demand on the Pledgor in any case shall entitle the Pledgor to any other or further notice or demand in similar or other circumstances.

         Section 16. Release. Upon the payment in full in cash of all Secured Obligations, the Secured Party shall, upon the request and at the sole cost and expense of the Pledgor, forthwith assign, transfer and deliver to the Pledgor, against receipt and without recourse to or warranty by the Secured Party, such of the Pledged Collateral of the Pledgor as may be in the possession of the Secured Party and as shall not have been sold or otherwise applied pursuant to the terms hereof, on the order of and at the sole cost and expense of the Pledgor, and such proper instruments and/or agreements (including UCC termination statements on Form UCC-3) as may be reasonably requested by the Pledgor acknowledging the termination of this Agreement and/or the release of such Pledged Collateral.

         Section 17. Notices. Any notice or other communication herein required or permitted to be given shall be given in the manner set forth in the Note.

         Section 18. Continuing Security Interest; Assignment. This Agreement shall create a continuing security interest in the Pledged Collateral and shall
(a) be binding upon the Pledgor, its successors and assigns, and (b) inure, together with the rights and remedies of the Secured Party hereunder, to the benefit of the Secured Party and its successors, transferees and assigns; no other Persons (including, without limitation, any other creditor of the Pledgor) shall have any interest herein or any right or benefit with respect hereto.

         Section 19. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS, EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF THE SECURITY INTEREST HEREUNDER, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR PROPERTY ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.

         Section 20. Consent to Jurisdiction and Service of Process; Waiver of
                     Jury Trial.

         (a)  The Pledgor HEREBY IRREVOCABLY AND UNCONDITIONALLY:

                  (i) SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND THE OTHER LINE DOCUMENTS TO WHICH IT IS A PARTY, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT THEREOF, TO THE NON-EXCLUSIVE GENERAL JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, THE COURTS OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK AND APPELLATE COURTS FROM ANY THEREOF;

                  (ii) CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT IN SUCH COURTS AND WAIVES ANY OBJECTION THAT IT MAY NOW OR
         HEREAFTER HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT AND AGREES NOT TO PLEAD OR CLAIM THE SAME;

                  (iii) AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO THE BORROWER AT ITS ADDRESS AS PROVIDED IN SECTION 17 HEREOF OR AT SUCH OTHER ADDRESS OF WHICH THE SECURED PARTY SHALL HAVE BEEN NOTIFIED PURSUANT THERETO;

                  (iv) AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT TO SUE IN ANY OTHER JURISDICTION; AND

                  (v) WAIVES THE RIGHT TO ASSERT ANY SETOFF, COUNTERCLAIM OR CROSS-CLAIM IN RESPECT OF, AND ALL STATUTES OF LIMITATIONS WHICH MAY BE RELEVANT TO, SUCH ACTION OR PROCEEDING.

         (b) THE PLEDGOR AND THE SECURED PARTY EACH HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF THIS AGREEMENT, THE NOTE, OR ANY OTHER AGREEMENTS OR TRANSACTIONS RELATED HERETO OR THERETO.

         Section 21. Severability of Provisions. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

         Section 22. Execution in Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all such counterparts together shall constitute one and the same agreement.

         Section 23. Headings. The Section headings used in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

         Section 24. Obligations Absolute. All obligations of the Pledgor hereunder shall be joint and several and absolute and unconditional irrespective of:

                 (a) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like of the Pledgor;

                  (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations, or any other amendment or waiver of or any consent to any departure from the Note or any other agreement or instrument relating thereto;

                  (c) any exchange, release or non-perfection of any other collateral, or any release or amendment or waiver of or consent to any
         departure from  any  guarantee,   for  all  or  any  of  the  Secured
         Obligations;

                  (d) any exercise or non-exercise, or any waiver of any right, remedy, power or privilege under or in respect of this Agreement or the Note except as specifically set forth in a waiver granted pursuant to the provisions of Section 15 hereof; or

                  (e) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Pledgor.

         Section 25. Survival of Provisions.All representations, warranties and covenants of the Pledgor contained herein shall survive the execution and delivery of this Agreement, and shall terminate only upon the full and indefeasible payment in cash and performance of all of the Secured Obligations.


         Section 26. Entire Agreement.THIS WRITTEN AGREEMENT, TOGETHER WITH THE OTHER AGREEMENTS REFERRED TO HEREIN, REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE MATTERS COVERED HEREBY AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS BY THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

         IN WITNESS WHEREOF, the Pledgor has duly executed and delivered this Agreement as of the date first above written.


                                           By:

                                                                   Exhibit 4





August 31, 1999

The Board of Directors
GP Strategies Corporation
9 West 57th Street, Suite 4170
New York, NY  10019

Gentlemen:

We are pleased to confirm our proposal to acquire by merger all of the outstanding Common Stock and Class B Capital Stock of GP Strategies Corporation (the "Company") for minimum prices of $13.00 per share for the Common Stock and $14.625 per share for the Class B Capital Stock, payable in cash upon consummation of the merger. Our proposal is not conditioned upon financing and we are prepared to proceed promptly to negotiate and conclude appropriate documentation as contemplated by the accompanying draft of a proposed merger agreement among the Company, VS&A Communications Partners III, L.P. ("VS&A"), a newly-formed Delaware limited liability company of which VS&A is the sole member (the "LLC"), and a newly-formed subsidiary of the LLC.

VS&A is a $1 billion equity investment fund that is affiliated with Veronis Suhler & Associates Inc. and is permitted to invest up to 20% of its capital (or $200 million) in any single portfolio company so that there is no question about VS&A's financial ability to consummate the merger.

It is contemplated that Jerome Feldman, Scott Greenberg and John McAuliffe, directors, officers and stockholders of the Company, and John Moran and Douglas Sharp, stockholders of the Company and officers of a subsidiary of the Company, will be members of the LLC and will enter into certain other arrangements with the LLC, including those set forth in the stockholders agreement among each of them and VS&A that previously has been approved by you for purposes of Section 203 of the Delaware General Corporation Law only. Pursuant to that agreement, Messrs. Feldman, Greenberg, McAuliffe, Moran and Sharp have agreed, among other things, solely in their capacities as stockholders of the Company, not to encourage, solicit, engage in or initiate discussions with any third party concerning any merger, tender offer or similar transaction involving, or any purchase of 10% or more of the assets or any equity securities of, the Company or any of its subsidiaries. Each of them also has agreed, pursuant to that agreement, to vote all of the shares in the Company owned by him in favor of the merger and, solely in his capacity as a stockholder of the Company, to use his best efforts to cause the consummation of the transaction contemplated by the proposed merger agreement.

We are hopeful that the Company's board will find VS&A's proposal satisfactory and will move expeditiously to negotiate and execute a merger agreement on the terms and substantially in the form submitted with this letter. Of course, neither the Company nor VS&A will have any binding obligation with respect to the proposed merger until the execution of a definitive merger agreement. If, however, a definitive merger agreement has not been executed and delivered prior to 5:00 p.m. Eastern Daylight Savings Time on September 21, 1999, our proposal will be considered withdrawn without further action on our part.

Our proposal is of course subject to the satisfactory completion of our due diligence investigation of the Company.

We look  forward to your prompt  response to our  proposal.  We are  prepared
to immediately  commence   negotiation  of  the  proposed  merger  agreement.
The confidentiality agreement previously executed by VS&A shall remain in effect.

Sincerely yours,

VS&A Communications Partners III, L.P.

By:      VS&A Equities III, LLC, its general partner

By_______________________
         Jeffrey T. Stevenson
         President and Senior Managing Member

                                    Exhibit A

            Agreement With Stockholders of GP Strategies Corporation

                                                                 Exhibit 5

                                                        Execution Copy

            AGREEMENT WITH STOCKHOLDERS of GP STRATEGIES CORPORATION

                                 August 31, 1999


          The parties to this agreement are VS&A Communications Partners III, L.P., a Delaware limited partnership ("VS&A"), and Jerome Feldman, Scott Greenberg, John McAuliffe, John Moran and Douglas Sharp, who are stockholders of GP Strategies Corporation (the "Company") and executive officers of the Company or a subsidiary of the Company and are collectively referred to below as the "Stockholders."

          VS&A proposes to submit to the Company's board of directors, as soon as practicable after execution of this agreement, an offer (the "Offer") to acquire by merger all of the Company's outstanding Common Stock and Class B Capital Stock. VS&A's offer will be accompanied by a proposed merger agreement (the "Merger Agreement") among the Company, VS&A, a newly-formed Delaware limited liability company of which VS&A is the sole member (the "LLC"), and a newly-formed subsidiary of the LLC, pursuant to which the subsidiary of the LLC would be merged (the "Merger") into the Company and the Company's stockholders would be entitled to receive, upon consummation of the Merger, the minimum sums of $13 a share for the Company's Common Stock and $14.625 a share for the Company's Class B Capital Stock. A copy of the Offer and the proposed Merger Agreement is attached to this agreement.

          As a condition to submission of its offer and entering into the Merger Agreement, VS&A has required that the Stockholders agree to the terms of this agreement and, as an inducement to VS&A to submit its offer and enter into the Merger Agreement and proceed with the merger contemplated thereby, the Stockholders have agreed to the terms set forth below. Capitalized terms used in this agreement and not otherwise defined shall have the meanings given to them in the Merger Agreement.

          It is therefore agreed as follows:

          1. The Stockholders' Obligations Relating to the Merger.

          (a) No Solicitation, etc. Upon execution of this agreement, each of the Stockholders immediately shall cease any any activities, discussions or negotiations with other parties with respect to any Acquisition Proposal (as defined below) or with respect to any arrangement between the Stockholder and any third party that has made or is considering making any Acquisition
Proposal, and during the term of this agreement (as provided in section 5) none of the Stockholders shall, directly or indirectly, (i) encourage, solicit, or initiate discussions or negotiations with, or provide any information to, anyone other than VS&A (and its affiliates or representatives) concerning any Acquisition Proposal or any related arrangement or (ii) engage in any discussion or negotiation with anyone other than VS&A (and its affiliates or representatives) with respect to any Acquisition Proposal or with respect to any related employment or other arrangement (including, but not limited to, any "phantom equity," "equity rollover, " or other equity participation arrangement). During the term of this agreement, each of the Stockholders immediately shall communicate to VS&A in writing the terms of any inquiry or proposal he receives, or any discussion that he has, with respect to any Acquisition Proposal solely in his capacity as a stockholder (and not in his capacity as a director or officer of the Company) and shall immediately inform VS&A in writing of the identity of the party making such inquiry or proposal or with whom he has such a discussion. As used in this agreement, the term "Acquisition Proposal" means any proposal or offer with respect to a merger, reorganization, share exchange, tender offer, consolidation or similar transaction involving, or any purchase of 10% or more of the assets or any equity securities of, the Company or any of its subsidiaries.

          (b) Best Efforts. Subject to the terms and conditions of this agreement, each of the Stockholders shall use his best efforts to cause the consummation of the transactions contemplated by this agreement and the Merger Agreement. Without limiting the generality of the foregoing, each of the Stockholders shall use his best efforts to(i) cause the Company to negotiate in good faith, and to execute and deliver, the Merger Agreement, (ii) cause the Company to perform its obligations under the Merger Agreement, and (iii) cause the fulfillment at the earliest practicable date of all of the conditions to the obligations of the parties to consummate the Merger pursuant to the Merger Agreement.

         (c) Limitation on Stockholders' Obligations. Nothing in this agreement shall limit or otherwise interfere with the Stockholders' actions as directors or officers. Without limiting the generality of the foregoing, each of the Stockholders may, in his capacity as a director of the Company, vote in the manner determined by him in his sole discretion on any matter submitted to the vote of directors.

          (d) Exercise of Options. Prior to the record date to be set forth in the Merger Agreement for determining the holders of outstanding shares of the Company's Common Stock, each of the Stockholders, provided that he has received the loan described in the next sentence, shall exercise all of the then exercisable options he holds for the purchase of any shares of either Common Stock or Class B Capital Stock of the Company; provided however that, Messrs. McAuliffe, Moran and Sharp shall not be required to exercise their options unless prior to the record date the Company has received an Acquisition Proposal from a third party or a third party has expressed its intention orally or in writing to the Company or to any of its officers or directors, or in an SEC filing, or otherwise, to make an Acquisition Proposal. Upon any exercise of an option after the approval of the Merger by the special committee created by the board of directors to evaluate the Merger, VS&A shall provide to the exercising Stockholder a loan in the amount he requires to make payment of the purchase price payable for the shares to be acquired upon exercise and of any related tax liability; the loan shall be payable on June 30, 2009 (subject to acceleration in the event that the Merger is not consummated, as provided in the last sentence of this section 1(d)), shall bear interest (which shall accrue and be payable only as provided below) at the rate of 7 % a year, and shall be secured prior to the Merger by all of the shares of Common Stock or Class B Capital Stock owned by the Stockholder (subject to any liens existing on the date hereof) and after the Merger by all of the Stockholder's membership interests in the LLC (as an "Investor Member" and as a "Management Member"). Upon the consummation of the Merger, the loan by VS&A to the Stockholders shall be acquired by the Company from VS&A and any previously outstanding loan from the Company to any Stockholder shall be amended to be on the same terms as, and consolidated into one loan with, the loan acquired by the Company from VS&A. The loans shall be full recourse prior to the Merger, but after the Merger the loans shall be recourse only to the Stockholders' membership interests in the LLC. Upon any distribution by the LLC with respect to the membership interests in the LLC, the distribution to each of the Stockholders shall be applied to repay the loan to that Stockholder. In addition, upon any sale by any of the Stockholders of any portion of the membership interests held by him as an "Investor Member" of the LLC, to the extent necessary, all or a portion of the proceeds (less the amount of income taxes payable by him as a result of the sale) shall be applied to repay the loan to the Stockholder so that after the sale and application of the proceeds, the ratio of the then outstanding amount of the loan, including accrued interest, to the fair market value of the membership interests then pledged shall be the same as that ratio was on the date of consummation of the merger. Any distribution or sale proceeds applied to repayment of any loan pursuant to this provision shall be allocated first to accrued interest, then to principal and then to any costs, fees and expenses related to the collection of the loan. If for any reason the Merger is not consummated, any loan by VS&A to a Stockholder hereunder shall be payable on the date that is 14 months after the exercise of his options pursuant to this section 1(d).

          (e) Voting Agreement. Each of the Stockholders shall, at any meeting of the holders of the Company's Common Stock or in connection with any written consent of the holders of the Company's Common Stock, vote (or cause to be voted) all of the shares in the Company then owned of record by him or which he otherwise has the right to vote (or direct the vote) (i) in favor of the Merger, the approval of the terms of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and by this agreement,
and any actions required  in  furtherance  of  the  Merger  Agreement,   and
(ii) against any Acquisition Proposal and against any other action or agreement that would impede, frustrate, prevent or nullify this agreement or the transactions contemplated by this agreement or the Merger Agreement. None of the Stockholders shall be required to take any action in accordance with this provision, however, to the extent that he shall have been advised by counsel in writing that the taking of any such action would be reasonably likely to violate the Stockholder's fiduciary duties to the Company's stockholders under applicable law, but if the Company enters into a definitive agreement with respect to a Superior Proposal, each of the Stockholders shall use his best efforts to cause the Company to pay to VS&A the Termination Fee. The terms "Superior Proposal" and "Termination Fee" are defined in the Merger Agreement.

         (f) Exchange of Shares for Shares of the LLC. Immediately prior to the Merger, each of the Stockholders shall contribute to the LLC a portion determined by the Stockholder of the shares of the Company's Common Stock and Class B Capital Stock held of record or beneficially by him, including the shares acquired upon exercise of options, but not less than the number of such shares that represent 60% of the value of all of such shares, and each of the Stockholders shall be entitled to receive in exchange for those shares a membership interest in the LLC in the proportion that the value of the shares contributed by that Stockholder (based on the price paid for shares of that class upon consummation of the Merger) bears to the total equity of the LLC.

          (g) No Transfer of Shares or Inconsistent Arrangements. Except as contemplated by this agreement or the Merger Agreement, none of the
Stockholders shall (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the shares in the Company (or any options to acquire shares) held by him of record or beneficially on the date of this agreement or hereafter acquired by him, other than by operation of law (conversion of shares upon a merger resulting from a Superior Proposal or exercise of options not being considered a violation of this covenant), (ii) enter into any contract, option or other agreement or understanding with respect to any
transfer of any or all of those shares  (or   options)  or  any  interest
therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to those shares, (iv) deposit any of those shares into a voting trust or enter into a voting agreement or arrangement with respect to any of those shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of the Stockholder's obligations under this agreement or with the transactions contemplated by this agreement or the Merger Agreement. None of the Stockholders shall request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the shares in the Company that he owns of record or beneficially, unless such transfer is made in compliance with this agreement.

          (h) Waiver of Appraisal Rights. Each of the Stockholders waives any right of appraisal or right to dissent from the Merger.

          (i) Further Assurances. Each of the Stockholders shall from time to time, at VS&A's request and without further consideration, take such further lawful action and execute and deliver such additional documents as may be necessary or desirable to carry out the terms of this agreement and to consummate, in the most expeditious manner practicable, the transactions contemplated by this agreement and the Merger Agreement.

          2. Authorization to Disclose. Each of the Stockholders authorizes VS&A, the Company, and the LLC to publish and disclose in the documents relating to the Merger, including the Proxy Statement (and all documents and schedules filed with the SEC), his identity and ownership of the common stock, capital stock and outstanding options of the Company and the nature of his commitments, arrangements and understandings under this agreement.

          3. Representations and Warranties of the Stockholder. Each of the Stockholders represents and warrants to VS&A (as to himself) as follows:

          (a) Power; Binding Agreement. The Stockholder has the full right, power and authority to enter into and perform all of his obligations under this agreement; the execution, delivery and performance of this agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party or by which the Stockholder is bound (including, but not limited to, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust) or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Stockholder or any of his properties or assets; and this agreement has been duly and validly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this agreement or the consummation by the Stockholder of the transactions contemplated by this agreement.

          (b) No Approvals. Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no filing with, and no permit, authorization, consent or approval of, any governmental entity is required for the execution and delivery of this agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated by this agreement.

          (c) Ownership of Shares. The Stockholder is the record and beneficial owner of the number of Common and Class B shares of the Company and options (whether or not presently exercisable) to purchase the number of Common or Class B shares of the Company set forth opposite the Stockholder's name on schedule 3(c) to this agreement, and those shares constitute all of the shares of the Company's Common Stock and Class B Capital Stock owned of record or beneficially by the Stockholder (or which the Stockholder is entitled to purchase pursuant to the exercise of options). Except as set forth on schedule 3(c), subject to applicable securities laws and the terms of this agreement, the Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in section 1 of this agreement, sole power of disposition, sole power of conversion, sole power to demand appraisal rights, and sole power to agree to all of the matters set forth in this agreement, in each case with respect to all of the shares in the Company beneficially owned by him, with no limitations, qualifications or restrictions on those rights.

          (d) Title to Shares. Except as set forth on schedule 3(c), the shares in the Company owned by the Stockholder of record or beneficially and all options held by the Stockholder are now, and at all times prior to consummation of the Merger will be, owned by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, claims and encumbrances. All shares in the Company hereafter acquired by the Stockholder upon exercise of options will at all times from the date of acquisition to the date of consummation of the Merger be owned by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of any claims, liens and encumbrances, except for the pledge of those shares as security for the amount borrowed by the Stockholder to finance the purchase of those shares.

         (e) Litigation. There is no litigation, proceeding or governmental investigation pending or, to the best knowledge of the Stockholder, threatened, or any order, injunction or decree outstanding, against the Company or the Stockholder that would prevent or interfere with the consummation of the Merger and the transactions contemplated by this agreement.

          (f) No Finder's Fees. No broker, investment banker, or financial advisor is entitled to any fee or commission in connection with the transactions contemplated by this agreement based upon arrangements made by or on behalf of the Stockholder.

         4. Representations and Warranties of VS&A. VS&A represents and warrants to each of the Stockholders as follows:

          (a) Power; Binding Agreement. VS&A has the partnership power and authority to enter into and perform all of its obligations under this agreement and the execution, delivery and performance of this agreement by VS&A has been duly authorized by all necessary partnership action; the execution, delivery and performance of this agreement by VS&A will not violate any other agreement to which VS&A is a party or by which VS&A is bound or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to VS&A or any of its properties or assets; and this agreement has been duly and validly executed and delivered by VS&A and constitutes a legal, valid and binding agreement of VS&A, enforceable against it in accordance with its terms.

          (b) No Approvals. Except for filings under the HSR Act and the Exchange Act that may be required in connection with the Merger Agreement, no filing with, and no permit, authorization, consent or approval of, any governmental entity is necessary for the execution of this agreement by VS&A and the consummation by VS&A of the transactions contemplated by this agreement.

         5. Term.

         This agreement shall continue in effect until the earliest of (a) consummation of the Merger pursuant to the Merger Agreement, (b) August 31, 2000 and (c) if the Offer has not been submitted to the Company's board of directors by such date, September 1, 1999. If, however, at any time prior to execution and delivery of the Merger Agreement VS&A determines not to proceed with the transactions contemplated by the Offer at the prices set forth in the Offer or at higher prices (notice of which shall be given by VS&A to the Stockholders in good faith promptly after that determination), or if after execution and delivery of the Merger Agreement either party terminates the Merger Agreement and the Stockholders have not materially breached any of their obligations under Sections 1 and 3 of this agreement, this agreement shall thereupon terminate. The termination of this agreement pursuant to this provision shall not relieve any party of liability for any prior breach of its or his obligations under this agreement.

          6. Investment Banking Fee; Advisory Services.

          (a) Upon the consummation of the Merger, the LLC shall pay to Veronis, Suhler & Associates Inc. or its affiliate ("VS&A, Inc."), for investment banking services rendered to the LLC in connection with the Merger, an investment banking fee in an amount equal to 1% of the sum of
(i) the aggregate amount payable for the Company's shares of Common Stock and Class B Capital Stock pursuant to the Merger Agreement (assuming for this purpose that all shares of the Common Stock and Class B Capital Stock contributed to the LLC had been converted to cash on the Merger at the respective prices set forth in the Merger Agreement) and (ii) the aggregate amount of the Company's outstanding debt immediately prior to the Merger.

          (b) After consummation of the Merger, for so long as VS&A, Inc. maintains a direct or indirect ownership interest in the Company, VS&A, Inc. shall be retained by the Company to provide investment banking advisory services for a fee at the rate of $200,000 a year; in addition, VS&A, Inc. shall be the exclusive advisor to the Company with respect to acquisitions,
divestitures, private equity or debt issuances,   mergers  or  consolidations
or similartransactions, or the sale of all or substantially all of the Company's assets, whether in one or in a series of transactions or the sale of any material assets, and VS&A, Inc. shall be entitled to its customary fees for services in connection with each such transaction.

         (c) The Stockholders shall have no personal obligation with respect to the payment of fees to VS&A for the services described in this Section 6 or to cause the Company to pay such fees.

          7. Definitions.

          (a) Shares. Any reference in this agreement to the shares owned of record or beneficially by a Stockholder shall be deemed to include shares hereafter acquired by the Stockholder upon any stock dividend or distribution or any change in the Company's Common Stock or Class B Capital Stock by reason of any split-up, recapitalization, combination, exchange of shares or similar corporate action or upon the exercise of any options.

          (b) Beneficial Ownership. For the purpose of this agreement, beneficial ownership with respect to any shares means beneficial ownership as determined pursuant to Rule 13d-3 under the Exchange Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing.

          8. Miscellaneous.

          (a) Reliance by VS&A. Each of the Stockholders acknowledges that he understands that, in making its proposal to the Company and undertaking the related expense, VS&A is relying upon the execution and performance by the Stockholders of their respective obligations under this agreement.

          (b) Entire Agreement; No Oral Change. This agreement contains a complete statement of all of the arrangements among the parties with respect to its subject matter, supersedes all prior agreements and understandings, written and oral, among the parties with respect to that subject matter, and cannot be changed or terminated except by an agreement in writing signed by all parties.

          (c) Binding Agreement. This agreement and the obligations under this agreement shall attach to the shares owned of record and beneficially by each of the Stockholders and shall be binding upon any person or entity to which legal or beneficial ownership of those shares shall pass, whether by operation of law or otherwise, including, but not limited to, each of the Stockholders' guardians, heirs, executors, administrators or successors. The transferee of any shares shall remain liable for the performance of all obligations of the transferor under this agreement.

           (d) Assignment. None of the parties may assign any of its or his rights or delegate any of its or his duties under this agreement without the prior written consent of the other parties.

           (e) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which has been confirmed) or sent by an overnight courier service, such as Federal Express,to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                (i)     if to VS&A, to:

                VS&A Communications Partners III, L.P.
                350 Park Avenue
                New York, New York  10022
                Att:  Jeffrey T. Stevenson
                President and
                Jonathan D. Drucker, Esq.,
                General Counsel

                with a copy to:

                Proskauer Rose LLP
                1585 Broadway
                New York, New York  10036
                Att:  Bertram A. Abrams, Esq.

                (ii)    if to the Stockholders, to:

                Jerome Feldman
                145 West Patent Road
                Bedford Hills, NY  10507

                with a copy to:

                Rogers & Wells LLP
                200 Park Avenue
                New York, NY  10166-0153
                Attn:  L. Martin Gibbs, Esq.

                Scott Greenberg
                9 Eli Circle
                Morganville, New Jersey  07751

                John McAuliffe
                4035 Log Trail Way

                Reistertown, Maryland  21136

                John Moran
                48 Longview Avenue
                Randolph, New Jersey  07869

                Douglas Sharp
                4410 Lantern Drive
                Titusville, Florida  32796

          (f) Severability. Whenever possible, each provision or portion of any provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had not been contained in this agreement.

          (g) Specific Performance. Each of the Stockholders acknowledges that the Company's business is of a special, unique and extraordinary character, and that any default in the performance of his obligations under this agreement could not be adequately compensated for by damages. Accordingly, if a Stockholder defaults in the performance of his obligations under this agreement, VS&A shall be entitled, in addition to any other remedies that it may have, to enforcement of this agreement by a decree of specific performance requiring the Stockholder to fulfill those obligations, without the necessity of showing actual damages and without any bond or other security being required.

          (h) Remedies Cumulative. All rights, powers and remedies provided under this agreement or otherwise available in respect of this agreement at law or in equity shall be cumulative and not alternative, and the exercise of any right, power or remedy by any party shall not preclude the simultaneous or later exercise by that party of any other right, power or remedy.

          (i) No Waiver. The failure of any party to exercise any right, power or remedy provided under this agreement or otherwise available at law or in equity, or to insist upon compliance by any other party with its obligations under this agreement, and any custom or practice of the parties at variance with the terms of this agreement, shall not constitute a waiver by that party of its right to exercise any such right, power or remedy.

          (j) No Third Party Beneficiaries.This agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party to this agreement.

          (k) Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed in Delaware.

          (l) Jurisdiction. The courts of the State of Delaware and the United States District Court for the Southern District of New York shall have jurisdiction over the partie with respect to any dispute or controversy among them arising under or in connection with this agreement and, by execution and delivery of this agreement, each of the parties to this agreement submits to the jurisdiction of those courts, including, but not limited to, the in personam and subject matter jurisdiction of those courts, waives any objection to such jurisdiction on the grounds of venue or forum non conveniens, the absence of in personam or subject matter jurisdiction and any similar grounds, consents to service of process by mail (in accordance with section 8(e)) or any other manner permitted by law, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this agreement. These consents to jurisdiction shall not be deemed to confer rights on any person other than the parties to this agreement.

          (m) Headings. The headings in this agreement are for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this agreement.

                      [END OF TEXT-SIGNATURE PAGES FOLLOW]

                            VS&A COMMUNICATIONS PARTNERS III, L.P.

                            By: VS&A Equities III, LLC, its general partner

                            By:_____________________________
                            Jeffrey T. Stevenson, President and
                            Senior Managing Member


                            -------------------------------------
                            Jerome Feldman


                            -------------------------------------
                            Scott Greenberg


                            ------------------------------------
                            John McAuliffe


                            -------------------------------------
                            John Moran


                            ------------------------------------
                            Douglas Sharp















                   [Signature Page to Stockholders Agreement]

                                  Schedule 3(c)



                                                      OPTION SHARES            Total Common     Total Class B
                                  Class B                                          Stock            Stock
Stockholder        Common Stock     Stock                                       (on a fully      (on a fully
                                                                              diluted basis)   diluted basis)

                                                      Common          Class B

Jerome Feldman

Scott Greenberg

John McAuliffe

John Moran

Douglas Sharp


                                                   [See Attached]